Exhibit 99.1

Yirendai Ltd. to hold an extraordinary general meeting on September 30, 2019

Beijing, August 6, 2019 — Yirendai Ltd. (NYSE: YRD) (“Yirendai” or the “Company”), a leading fintech company in China, today announced that it will hold an extraordinary general meeting of shareholders at 10/F, Tower B, Gemdale Plaza, 91 Jianguo Road, Chaoyang District, Beijing, the People’s Republic of China on September 30, 2019 at 11:00 a.m. (Beijing time). Holders of record of ordinary shares of the Company at the close of business on August 16, 2019 are entitled to notice of, and to vote at, the extraordinary general meeting or any adjournment or postponement thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, Deutsche Bank Trust Company Americas. The purpose of the extraordinary general meeting is for the Company’s shareholders to consider, and if thought fit, approve the change of the Company’s legal name from “Yirendai Ltd.” to “Yiren Digital Ltd.”

The notice of the extraordinary general meeting, which sets forth the resolutions to be submitted to shareholder approval at the meeting, is available on the Investor Relations section of the Company’s website at http://ir.yirendai.com.

About Yirendai Ltd.

Yirendai Ltd. (NYSE: YRD) is a leading fintech company in China connecting investors and individual borrowers. The Company provides an effective solution to address largely underserved investor and individual borrower demand in China through an online platform that automates key aspects of its operations to efficiently match borrowers with investors and execute loan transactions. Yirendai deploys a proprietary risk management system, which enables the Company to effectively assess the creditworthiness of borrowers, appropriately price the risks associated with borrowers, and offer quality loan investment opportunities to investors. Yirendai’s online marketplace provides borrowers with quick and convenient access to consumer credit at competitive prices and investors with easy and quick access to an alternative asset class with attractive returns. For more information, please visit ir.yirendai.com.

For investor and media inquiries, please contact:

Hui (Matthew) Li/Lydia Yu

Investor Relations

Yirendai

Email: ir@yirendai.com